Queensridge Mining Resources, Inc.

November 10, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
H. Roger Schwall, Assistant Director
c/o Caroline Kim, Esq., Staff Attorney
100 F. Street NE
Washington, D.C. 20549-3561

Re:          Queensridge Mining Resources, Inc.
Registration Statement on Form S-1/A  (Amendment No. 2)
Filed October 22, 2010
File No.: 333-168775

Dear Mr. Schwall:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Queensridge Mining Resources, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1/A to 5:15 p.m. Eastern Standard Time on Wednesday, November 10, 2010, or as soon thereafter as is practicable.

The Company acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Queensridge Mining Resources, Inc.

By: /s/ Phillip Stromer
       Phillip Stromer, President and CEO